Exhibit 21

Subsidiaries of

Cardium Therapeutics, Inc., a Delaware corporation

Name of Subsidiary	State or other Jurisdiction of Incorporation or Organization
Post-Hypothermia Corporation	Delaware, USA
Tissue Repair Company	Delaware, USA
Cardium Healthcare, Inc.	Delaware, USA.
MedPodium Health Sciences, Inc.	Delaware, USA
MedPodium Health Products, Inc.	Delaware, USA